UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 21, 2022

GrandSouth Bancorporation

(Exact name of registrant as specified in its charter)

South Carolina

(State or other jurisdiction of incorporation)

000-31937	57-1104394
(Commission File Number)	(IRS Employer Identification No.)

381 Halton Road, Greenville, South Carolina	29607
(Address of principal executive offices)	(Zip Code)

(864) 770-1000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger and Reorganization

On June 21, 2022, GrandSouth Bancorporation (the “Registrant”), the holding company for GrandSouth Bank, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with First Bancorp (“FBNC”), the holding company for First Bank, each of Southern Pines, North Carolina. Under the Merger Agreement, the Registrant will merge with and into FBNC (the “Merger”) and GrandSouth Bank will merge with and into First Bank.

The aggregate merger consideration has a total current value of approximately $181.1 million, or $31.43 per share.

Subject to the terms and conditions of the Merger Agreement, the Registrant’s shareholders, including the holders of both the common stock and preferred stock (on an as-converted basis of one-for-one, which shall convert automatically at the effective time of the Merger) (collectively, “GSB Stock”), will receive 0.91 shares of FBNC common stock for each share of GSB Stock. The parties anticipate closing the Merger during the fourth quarter of 2022 or the first quarter of 2023.

The Merger Agreement has been unanimously approved by the boards of directors of each of the Registrant and FBNC. The closing of the Merger is subject to the required approval of the holders of GSB Stock, requisite regulatory approvals, the effectiveness of a registration statement to be filed by FBNC with respect to the FBNC common stock to be issued in the Merger, and other customary closing conditions.

The Merger Agreement provides that at the closing of the Merger, FBNC will appoint two members of the Registrant’s board of directors to the boards of directors of FBNC and First Bank.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties; (ii) by either party in the event of a breach by the other party of any representation, warranty, covenant, or other agreement contained in the Merger Agreement which has not been cured within thirty days and where such breach is reasonably likely to permit such party to refuse to consummate the Merger; (iii) by either party in the event that any consent of any required regulatory authority is denied by final action, any regulatory authority whose approval is required has requested or directed either of the parties to withdraw its application for approval of the Merger, or any law or order prohibiting the Merger shall become final and nonappealable; (iv) by either party if the requisite approval of the holders of GSB Stock is not obtained; (v) by either party in the event that the Merger is not consummated by May 30, 2023; (vi) by FBNC in the event that the Registrant’s board of directors does not recommend approval of the Merger Agreement to its shareholders; or (vii) by the Registrant, prior to approval of its shareholders, to enter into a superior proposal. Upon termination of the Merger Agreement by (i) FBNC, if the Registrant’s board of directors has not recommended for approval the Merger Agreement to its shareholders, or (ii) by the Registrant, to enter into a superior proposal, the Registrant may be required to pay to FBNC a termination fee of $7.2 million.

Pursuant to the Merger Agreement, as of the effective time of the Merger, each outstanding Registrant stock option will convert into an option to acquire FBNC common stock adjusted based on the 0.91 exchange ratio.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference. The related press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure memoranda made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger, unless otherwise specified therein, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Registrant or FBNC, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Registrant, FBNC, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of the Registrant and a prospectus of FBNC, as well as in the Forms 10-K, Forms 10-Q, Forms 8-K and other filings that each of the Registrant and FBNC make with the U.S. Securities and Exchange Commission (“SEC”).

Support Agreements

In connection with entering into the Merger Agreement, each of the directors and certain executive officers of the Registrant have entered into a support agreement (collectively, the “Support Agreements”). The Support Agreements generally require that the shareholder party thereto vote all of his or her shares of GSB Stock in favor of the Merger and against alternative transactions and generally prohibit such shareholder from transferring his or her shares of GSB Stock prior to the consummation of the Merger. The Support Agreements will terminate upon the earlier of the consummation of the Merger, an adverse recommendation change (as defined in the Merger Agreement), and the termination of the Agreement in accordance with its terms.

The foregoing summary of the Support Agreement is qualified in its entirety by reference to the complete text of such document, which is included as Exhibit B to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference.

Item 8.01	Other Events.

On June 21, 2022, the Registrant and FBNC issued a joint press release announcing the execution of the Merger Agreement and issued a joint investor presentation further describing the proposed Merger. Copies of the press release and investor presentation are attached hereto as Exhibits 99.1 and 99.2.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibit index lists the exhibits that are furnished with this Current Report on Form 8-K:

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated June 21, 2022, by and between First Bancorp and GrandSouth Bancorporation.*
99.1	Joint Press Release dated June 21, 2022 announcing the Merger Agreement.
99.2	Joint Investor Presentation dated June 21, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K and the press release contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on regulatory capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the Merger may not be timely completed, if at all; that prior to completion of the Merger or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the Merger; diversion of management time to Merger-related issues; deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which Registrant and FBNC are engaged; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registrant’s Form 10-K for the year ended December 31, 2021 and other documents subsequently filed by the Registrant with the SEC. Registrant and FBNC caution that the foregoing list of factors is not exclusive. Consequently, no forward-looking statement can be guaranteed. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Registrant and FBNC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither the Registrant nor FBNC undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, the Registrant and FBNC claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It

This communication is being made in respect of the Merger involving the Registrant and FBNC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Merger, FBNC will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the Registrant’s shareholders. The Registrant and FBNC also plan to file other documents with the SEC regarding the Merger. The Registrant will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ENTIRE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The proxy statement/prospectus, as well as other filings containing information about the Registrant and FBNC, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the Merger can also be obtained, when available, without charge, from the Registrant’s website (https://www.grandsouth.com/) and FBNC’s website (http://www.localfirstbank.com).

Participants in the Merger Solicitation

The Registrant and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Registrant in respect of the Merger. Information regarding the directors and executive officers of the Registrant and other persons who may be deemed participants in the solicitation of the Registrant’s shareholders in connection with the Merger will be included in the proxy statement/prospectus for the Registrant’s special meeting of shareholders, which will be filed by FBNC with the SEC. Information about the Registrant’s directors and executive officers can also be found in the Registrant’s definitive proxy statement in connection with its 2022 annual meeting of shareholders, as filed with the SEC on April 11, 2022, and other documents subsequently filed by the Registrant with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANDSOUTH BANCORPORATION

By:	/s/ John B. Garrett
Name:	John B. Garrett
Title:	Chief Financial Officer

Dated: June 21, 2022